PROSPECTUS SUPPLEMENT NO. 4	Filed pursuant to Rule 424(b)(3) and 424(b)(7)
(To Prospectus dated May 12, 2006)	File Number 333-134050

$200,000,000

WASTE CONNECTIONS, INC.

3.75% Convertible Senior Notes Due 2026

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 4 supplements the prospectus, dated May 12, 2006, relating to the resale by selling securityholders of up to $200,000,000 aggregate principal amount of 3.75% Convertible Senior Notes due 2026 and the shares of common stock issuable upon conversion of the notes. Selling securityholders may use this prospectus to resell from time to time their notes and the shares of common stock issuable upon conversion of the notes. We will not receive any proceeds from these resales.

This prospectus supplement no. 4 should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement no. 4 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including amendments or supplements thereto.

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “WCN.” The closing price of our common stock on June 21, 2007 was $30.66 per share on the NYSE. Shares, share prices and conversion rates discussed in this prospectus supplement no. 4 have been adjusted to reflect our three-for-two stock split, in the form of a 50% stock dividend, effective as of March 13, 2007.

Investing in these securities involves risks that are described in the “Risk Factors” section beginning on page 4 of the prospectus dated May 12, 2006, as well as the risk factors set forth in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2007.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 22, 2007.

TABLE OF CONTENTS

Selling Securityholders	S-1

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SELLING SECURITYHOLDERS

The notes were originally issued by Waste Connections and sold by the initial purchaser of the notes in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to persons reasonably believed by the initial purchaser to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement no. 4 and the prospectus any or all of the notes and shares of common stock into which the notes are convertible.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus is supplemented by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes since the date on which it provided the information regarding its notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by the selling securityholder is based on $200,000,000 aggregate principal amount of notes outstanding.

The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by the selling securityholder at the conversion rate of 29.4117 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible.

Based upon information provided by the selling securityholder, neither the selling securityholder nor any of its affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.

Shares, share prices and conversion rates discussed in this prospectus supplement no. 4 have been adjusted to reflect our three-for-two stock split, in the form of a 50% stock dividend, effective as of March 13, 2007.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Percentage of Common Stock Outstanding (1)	Common Stock Offered Hereby (2)
PBGC Maintenance (3)	$341,000	*	*	10,029

*	Less than 1%

(1)	Calculated based on 68,679,009 shares of our common stock outstanding as of April 16, 2007. In calculating this amount for the holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all the holder’s notes, but we did not assume conversion of any other holder’s notes.

(2)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 29.4117 shares of our common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in the prospectus under “Description of the Notes—Conversion Rights”. As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Chris Dialynas is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

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To the extent that the selling securityholder identified above is a broker-dealer, it is deemed to be, under interpretations of the SEC, an “underwriter” within the meaning of the Securities Act.

With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes and underlying common stock in the ordinary course of business and, at the time of the purchase of the notes and the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

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